September 23, 2014 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Nicolette Henfrey
SVP, Deputy Company Secretary
& Head of Corporate Legal

InterContinental Hotels Group
Broadwater Park
Denham
Buckinghamshire
UB9 5HR
United Kingdom

Direct Tel: +44 (0) 1895 512 292
nicolette.henfrey@ihg.com

Attn: Kevin Woody

Re:	InterContinental Hotels Group PLC Form 20-F for the Fiscal Year Ended December 31, 2013 Filed on February 26, 2014 File No. 001-10409

This letter relates to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 18, 2014 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F of InterContinental Hotels Group PLC (the “Company”).

The Company is working expeditiously to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s advisors.

In order to address fully all of the points raised in the Comment Letter, the Company believes that it will require additional time to consider and respond to the Staff’s comments.  Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter.  The Company anticipates submitting to the Staff a response to the Comment Letter on or before October 31, 2014.

Contd/...

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me with any further comments or questions.

Yours faithfully,

/s/ Nicolette Henfrey
Nicolette Henfrey
SVP, Deputy Company Scretary, and Head of Corporate Legal